LEIFRAS Co., Ltd.

September 30, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Stringer
Adam Phippen
Rucha Pandit
Erin Jaskot

Re:	LEIFRAS Co., Ltd.
Draft Registration Statement on Form F-1
Submitted August 16, 2024
CIK No. 0002030277

Ladies and Gentlemen:

This letter is in response to the letter dated September 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to LEIFRAS Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

Cover Page

1. Please revise the cover page to state, as you do on page 25, that although you do not anticipate being a controlled company, your “directors and executive officers, and major shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions.”

Response: In response to the Staff’s comments, we have revised our disclosure on the cover page of the Amended Draft Registration Statement to state the significant influence of our directors and executive officers, and major shareholders, acting together.

Overview, page 2

2. Please balance your disclosure by stating here the amount of your indebtedness, which we note was JPY625,001,000 (approximately US$4,435,148) as of December 31, 2023.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 2, 44, and 82 of the Amended Draft Registration Statement to state the amount of our indebtedness.

Risk Factors

We have had customer concentration, with a limited number of customers . . ., page 17

3. We note your disclosure that revenue from a customer accounted for approximately 14.5% and 12.8% of your total revenue in 2022 and 2023, respectively. To the extent material, please disclose in an appropriate section the name of this customer as well as the material terms of any agreements with such customer. Please file such agreements as exhibits to the registration statement, or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comments, we have revised our disclosures on pages 17, 70, and F-19 of the Amended Draft Registration Statement to disclose the name of the customer as well as the material terms of our agreements with such customer, with related agreements attached as Exhibits 10.2 and 10.3 to the registration statement, to be filed with the Commission when our registration statement on Form F-1 is publicly filed.

Our businesses are all operated in Japan . . ., page 21

4. We note your disclosure that recent inflationary pressures have affected “Japanese economic conditions” and that the Bank of Japan announced changes in its monetary policy in March 2024 “[d]ue in part to increased inflation in Japan.” To the extent applicable, please update here and your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff’s comments, we have revised our disclosures on pages 22, 47, and 53 of the Amended Draft Registration Statement to state how recent inflationary pressures have materially impacted our business and operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 48

5. Please revise your discussion here to provide a clear definition of how you calculate members including, if a student is enrolled in two different classes, this student is counted as two members. Revise to clarify if the number of members disclosed is as of December 31, 2023 and 2022 or total members from which you earned revenues in a given period, some of which are no longer members as of December 31, 2023 and 2022. Additionally, on page 51 you disclose one of the factors that contributed to increased sports school business revenue in 2023 was an increase in customers who joined events. Please clearly define customers and how they are calculated. You may refer to SEC Release 33-10751.

Response: In response to the Staff’s comments, we have revised our disclosure on page 49 of the Amended Draft Registration Statement to provide a clear definition of how we calculate members, as well as to clarify that the number of members disclosed is as of December 31, 2023 and 2022. Additionally, in response to the Staff’s comments, we have revised our disclosures on pages 49 and 52 of the Amended Draft Registration Statement to define customers and how they are calculated.

6. Please revise to clarify how you calculate average membership duration. Include disclosure of the member population used in your calculation.

Response: In response to the Staff’s comments, we have revised our disclosure on page 49 of the Amended Draft Registration Statement to clarify how we calculate average membership duration, including the disclosure of the member population used in our calculation.

7. Please revise to clarify if revenue per capita is a December 2023 and 2022 amount or a fiscal year ended December 31, 2022 and 2023 amount. Additionally, clearly define the population of employees used in your calculation. Finally, consider disclosing the number of employees used in the calculation.

Response: In response to the Staff’s comments, we have revised our disclosures on pages 49 and 50 of the Amended Draft Registration Statement to clarify that revenue per capita is a fiscal year ended December 31, 2022 and 2023 amount, define the population of employees used in our calculation, as well as disclose the number of employees used in the calculation.

8. Please revise to clarify if the number of schools is as of December 31, 2023 and 2022, or total schools from which you earned revenues in a given period, some of which are no longer customers as of December 31, 2023 and 2022.

Response: In response to the Staff’s comments, we have revised our disclosure on page 50 of the Amended Draft Registration Statement to clarify that the number of schools is total schools from which we earned revenues in a given period, some of which are no longer customers as of December 31, 2023 and 2022.

Results of Operations

Selling, general, and administrative expenses, page 52

9. We note the increase in commission expense was a result of reclassifying payment fees for membership fees from cost of sales to selling, general, and administrative expenses. Please explain the nature of the payment fees and why reclassifying such fees to selling, general, and administrative expenses is appropriate.

Response: In response to the Staff’s comments, we have revised our disclosure on page 53 of the Amended Draft Registration Statement to clarify that the increase in commission expense was not a result of reclassifying payment fees for membership fees from cost of sales to selling, general, and administrative expenses.

Income tax provisions, page 54

10. Based on the rate reconciliation provided on page F-32 it appears that a release of your valuation allowance significantly impacted your fiscal 2022 income tax provision. Please tell us your consideration of adding disclosure in that regard to your discussion here.

Response: In response to the Staff’s comments, we have revised our disclosure on page 55 of the Amended Draft Registration Statement to add disclosures about the release of our valuation allowance in the fiscal year ended December 31, 2022.

Critical Accounting Policies, page 56

11. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your disclosures, where applicable, to:

●	Address why accounting estimates or assumptions bear the risk of change;

●	Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

●	Describe the methods and key assumptions used and how the key assumptions were determined;

●	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

●	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(b)(3) of Regulation S-K and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003.

Response: In response to the Staff’s comments, we have revised our disclosure on page 58 of the Amended Draft Registration Statement to revise our discussion of critical accounting policy and estimates.

Case Study: Nagoya City, page 92

12. Please disclose the material terms of your agreement with the Nagoya City Board of Education. As an example only, please provide additional detail regarding any termination provisions. Please additionally provide comparable disclosure for your agreement with the Japan Sports Agency.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 94 and 95 of the Amended Draft Registration Statement to disclose the material terms of the Company’s agreements with the Nagoya City Board of Education. We have also revised our disclosure on page 96 of the Amended Draft Registration Statement to disclose the material terms of the Company’s agreement with the Japan Sports Agency.

Principal Shareholders, page 108

13. Please revise to clarify or supplementally confirm whether Kazuma Inoue is the natural person with voting and/or investment control over the shares held by Leifras Employee Shareholding Association. In this regard, we note your disclosure in footnote 5 that “Mr. Kazuma Inoue, our employee, is the chairman of the shareholding association.”

Response: In response to the Staff’s comments, we have revised our disclosure on page 112 of the Amended Draft Registration Statement to clarify that Kazuma Inoue is the chairman of the shareholding association, acting as a trustee with no independent voting right. All members retain full control over their respective voting rights and may instruct Kazuma Inoue how to vote. We plan to dissolve the shareholding association in November 2024, before our Company goes public. Each member of the shareholding association is expected to hold his or her respective shares directly upon the dissolution of the shareholding association. We have also revised our disclosure on page 112 of the Amended Draft Registration Statement to disclose the planned dissolution of the shareholding association.

Related Party Transactions, page 109

14. Please revise your disclosure to provide related party disclosure for the period since the beginning of your preceding three financial years up to the date of the document. Refer to Item 7.B. of Form 20-F.

Response: In response to the Staff’s comments, we have revised our disclosure on page 113 of the Amended Draft Registration Statement to disclose related party disclosure for the period since the beginning of our preceding three financial years up to the date of the Amended Draft Registration Statement.

Description of American Depositary Shares

Jury Trial Waiver, page 126

15. Please revise here to discuss, as you do on page 31, whether the jury trial waiver provision applies to purchasers in secondary transactions. Additionally, please revise your disclosure here and on page 31 to address whether the provision would apply if an ADS holder were to withdraw the ordinary shares.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 31 and 130 of the Amended Draft Registration Statement to clarify that the jury trial waiver provision applies to purchasers in secondary transactions and if an ADS were to withdraw the ordinary shares.

Consolidated Statements of Income, page F-4

16. The Statement of Operations aggregates all operating expenses into one line-item titled selling, general and administrative expenses. Please explain the extent you considered disclosing dissimilar operating expenses and costs separately on the face of your income statement in accordance with Rule 5-03(b)(6) of Regulation S-X.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 51, 67, F-16, and F-30 of the Amended Draft Registration Statement to explain our consideration of disclosing dissimilar operating expenses and costs separately on the face of our income statement. Since these expenses serve similar functions and pertain to the same aspects of the business, the Company has consolidated them into a single line item under this title.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

17. Please explain the nature of the “Capital reduction” and tell us the authoritative literature you relied on in making the reclassification.

Response: Article 447 of the Companies Act of Japan states that companies with capital over 100 million yen are subject to a “Size-Based Taxation” system for the local enterprise tax. Such tax is not only based on income but also based on size of business, measured by factors such as value-added component and capital. On April 25, 2022, the Company reduced its capital of ordinary shares by JPY60,000,000 and additional paid-in capital by JPY439,000,000. This move aimed to minimizing our tax burden in Japan and offsetting the accumulated deficit to improve our financial structure.

According to ASC 505-10-50, while U.S. GAAP does not mandate a specific separate line item for capital reductions on the balance sheet, we must present a clear and accurate picture of our equity. The effects of the capital reductions relate to capital reductions in par value. Hence, this should be reflected in the statement of equity section of the balance sheet separately. In response to the Staff’s comments, we have revised our disclosure on page F-34 of the Amended Draft Registration Statement to describe the capital reductions.

Consolidated Statements of Cash Flows, page F-6

18. Please tell us the authoritative literature you relied on in classifying “Proceeds from sales of short-term investments” as a financing activity.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 56, 57, and F-6 of the Amended Draft Registration Statement to update “Proceeds from sales of short-term investments.” According to ASC 230-10-45, proceeds from sales of short-term investments are considered cash inflows from “investing activities.”

Bond payable, page F-14

19. You disclose that the bond payable is measured at amortized cost using the effective interest method. However, page F-13 states that the bond payable is measured at fair value on a recurring basis. Please explain the inconsistency and revise your disclosure accordingly.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 64, 65, F-13, and F-14 of the Amended Draft Registration Statement to clarify the fair value measurement or disclosure. Under U.S. GAAP ASC 825, publicly listed companies are generally required to disclose the fair value of their bonds payable in notes to financial statements. Although the Company is measured at amortized cost using the effective interest method, a fair value disclosure for bonds payable is still required.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-14

20. Sports school business membership revenue includes registration fees which are accounted for at the point in time when the service is performed. Explain in greater detail the nature of these registration fees, whether this an upfront fee for the transfer of a service at the contract inception or for the transfer of future services, when revenue is recognized and the extent you considered the guidance in ASC 606-10-55-50 through-55-53.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 65 and F-14 of the Amended Draft Registration Statement to explain the nature of the registration fees.

Note 5 - Short-Term Investment, page F-22

21. In the fiscal year ended December 31, 2022, you recognized a gain on sale of a short-term investment of JPY90,000,000, which had incurred an impairment loss of JPY90,000,000 for the fiscal year ended December 31, 2021. Please explain in greater detail the nature of the investment, the circumstances that led to the impairment and the subsequent gain.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-22 of the Amended Draft Registration Statement to explain in detail the nature of the investment, the circumstances that led to the impairment, and the subsequent gain.

Note 19 - Equity, page F-34

22. In 2022 you issued a total of 24,200 shares at a par value of JPY5,000. Please explain why a portion of the issuance was allocated to additional paid-in capital if the shares were issued at par.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-34 of the Amended Draft Registration Statement to clarify that the shares were not issued at par. Article 224 of the Companies Act of Japan states: “When a stock company receives payment in exchange for the issuance of shares, an amount not less than half of that payment must be incorporated into its capital. However, this shall not apply if the company decides that the payment shall not be incorporated into its capital.” Thus, 50% of the 24,200 shares were allocated to ordinary shares and 50% were allocated to additional paid-in capital.

Note 20 - Share-Based Compensation, page F-34

23. Please tell us your consideration of the performance condition that exercisability in conditioned upon a successful listing on the Nasdaq Stock Market or any other stock exchanges all over the world in determining which periods to recognize compensation expense referencing authoritative literature that supports your recognition pattern.

Response: In response to the Staff’s comments, we have revised our disclosure on page F-35 of the Amended Draft Registration Statement to state the performance conditions. Under ASC 718, the Company must recognize the fair value of share-based payment awards as an expense over the period during which employees provide services (vesting period).

All options are subject to both a service condition, which requires employees to remain employed throughout the vesting period, and a performance condition, contingent upon a successful listing on the Nasdaq Stock Market or any other stock exchanges all over the world. Total compensation expenses are recognized on a straight-line basis over the vesting periods, provided that the service condition is satisfied and the performance condition is deemed probable to be satisfied.

General

24. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Michio Nagatsu
Name:	Michio Nagatsu
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC